UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Explanatory Note

We are furnishing this current report on Form 6-K/A to amend our current report furnished on July 26, 2012 reporting our results of operations for the six-month period ended June 30, 2012 to correct the amount reported in our balance sheet as allowance for bad loans, which was incorrectly reported as R$12,870 million. The correct amount of allowance for loan losses is R$13,738 million, a difference of R$868 million. Other than this change, no other change has been made from our current report on Form 6-K filed on July 26, 2012.

BR GAAP - EARNINGS RELEASE
FIRST HALF OF 2012- 1H12

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11 NÍVEL 2 BM&FBOVESPA

BSBR LISTED NYSE

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03

Ratings	04

MACROECONOMIC ENVIRONMENT	05

sTRATEGY AND RECENT EVENTS	07

EXECUTIVE SUMMARY	08

SANTANDER’S RESULTS IN BRAZIL
MANAGERIAL INCOME STATEMENT	09
BALANCE SHEET	14
CARDS	20

Risk Management	21

Sustainable Development and corporate governance	23

Adicional information - balance sheet and MANAGERIAL financial Statements	24

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	27

KEY CONSOLIDATED DATA

CONSIDERATIONS

Since 2012, the communication with the market starts to be based on the information disclosed according to the Accounting Practices Generally Accepted in Brazil (BR GAAP), in order to meet the demand from the investment community.

KEY CONSOLIDATED DATA

The following data on the results and performance indicators are managerial, which accounting results reconciliation is available on page 27.

MANAGERIAL¹ ANALYSIS - BR GAAP	1H12	1H11	Var.	2Q12	1Q12	Var.
			1H12x1H11			2Q12x1Q12

RESULTS (R$ million)
Net interest income	16,456	13,552	21.4%	8,379	8,077	3.7%
Fee and commission income	4,843	4,376	10.7%	2,370	2,473	-4.2%
Allowance for loan losses	(6,899)	(4,692)	47.0%	(3,808)	(3,091)	23.2%
General Expenses²	(7,686)	(6,947)	10.6%	(3,826)	(3,860)	-0.9%
Managerial net profit³	3,230	3,376	-4.3%	1,464	1,766	-17.1%
Accounting net profit	1,412	1,824	-22.6%	555	856	-35.2%

BALANCE SHEET (R$ million)
Total assets	435,349	424,656	2.5%	435,349	415,630	4.7%
Securities	69,712	104,642	-33.4%	69,712	62,870	10.9%
Loan portfolio	205,632	175,837	16.9%	205,632	199,333	3.2%
Individuals	68,831	60,434	13.9%	68,831	66,526	3.5%
Consumer finance	36,682	30,785	19.2%	36,682	36,402	0.8%
Small and Medium Enterprises	33,603	27,204	23.5%	33,603	33,083	1.6%
Corporate	66,516	57,413	15.9%	66,516	63,323	5.0%
Expanded Credit Portfolio[4]	217,055	185,032	17.3%	217,055	211,113	2.8%
Funding from Clients[5]	186,526	173,126	7.7%	186,526	189,177	-1.4%
Equity[6]	51,073	45,826	11.5%	51,073	50,440	1.3%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	12.9%	14.9%	-2.0 p.p.	11.5%	14.2%	-2.7 p.p.
Return on average asset excluding goodwill[6] - annualized	1.6%	1.8%	-0.2 p.p.	1.4%	1.8%	-0.3 p.p.
Efficiency Ratio[7]	42.7%	46.2%	-3.5 p.p.	41.9%	43.6%	-1.7 p.p.
Recurrence Ratio[8]	63.0%	63.0%	0.0 p.p.	61.9%	64.1%	-2.1 p.p.
BIS ratio[9]	21.9%	27.2%	-5.3 p.p.	21.9%	24.0%	-2.1 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	4.9%	4.3%	0.6 p.p.	4.9%	4.5%	0.4 p.p.
Delinquency (over 60 days)	6.0%	5.2%	0.8 p.p.	6.0%	5.7%	0.3 p.p.
Coverage ratio (over 90 days)	137.7%	143.0%	-5.3 p.p.	137.7%	134.5%	3.2 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	138,281	127,612	8.4%	138,281	135,033	2.4%
Numbers of credit and debit cards (thousand)	45,197	38,430	17.6%	45,197	43,511	3.9%
Branches	2,373	2,273	100	2,373	2,360	13
PABs (mini branches)	1,411	1,455	(44)	1,411	1,416	(5)
ATMs	18,126	18,189	(63)	18,126	18,443	(317)
Total Customers (thousand)	26,307	24,054	2,253	26,307	25,674	633
Total Current Account [11] (thousand)	20,121	18,918	1,203	20,121	19,691	430
Employees	54,918	53,361	1,557	54,918	55,053	(135)

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery, as mentioned on page 27.

2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real and personnel expenses includes profit sharing
3. Managerial net profit corresponds to the accounting net profit + 100% of reversal of goodwill amortization ocurred in the period related to the acquisition of Banco Real. The expenses of goodwill amortization in 2Q12 was R$ 909 million, in 2Q11 was R$ 738 million and in 1Q12 was R$ 909 million.
4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes and Promissory Notes).

5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI and Treasury Notes (Letras Financeiras - LFT).

6. Excludes 100% of the goodwill from the acquisition of Banco Real, that in 2Q12 was R$ 14,756 million,2Q11 R$ 18,858 million and 1Q12 R$ 15,665 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)

8. Recurrence: Fee and Commission Income / General expenses.

9. BIS Ratio as of Brazilian Central Bank. Excluding 100% of the goodwill: 18.2% on Jun/12, 21.9% on Jun/11, 19.8% on Mar/12.

10.According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.

11.Total current account according to the Brazilian Central Bank.

RATINGS

Santander Brasil is rated by the main international rating agencies as shown in the table below:

RATINGS	Global Scale				National Scale

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (outlook)	BBB (negative)	F2	BBB (negative)	F2	AAA (bra) (negative)	F1+ (bra)

Standard & Poor’s (outlook)	BBB (stable)	A-2	BBB (stable)	A-2	brAAA (stable)	brA-1

Moody's (outlook)	Baa1 (stable)	Prime-2	Baa2 (positive)	Prime-2	Aaa.br (stable)	Br-1

Ratings assigned according published reports of the Rating agencies: Fitch Ratings (June 13, 2012); Standard & Poor’s (November 29, 2011 and July 11, 2012) and Moody’s (June 27, 2012).

MACROECONOMIC ENVIROMENT

MACROECONOMIC ENVIROMENT

In June, IBGE released the GDP growth of first quarter of 2012, which confirmed that the economic slowdown deepened further in the initial year, when the pace of growth decelerated from 1.4% YoY in the final quarter of 2011 to 0.8% YoY. The deceleration, however, was very heterogeneous: while investments contracted by 2.1% YoY, private consumption expanded by 2.5% YoY, boosted by low unemployment, strong real income gains and the continued (albeit slower) expansion of credit.

Despite the robust demand, inflation also lost some steam in the first semester. Consumer inflation, measured by IPCA, declined substantially from 6.5% YoY at the close of 2011 to 4.99% YoY in May. Part of this movement reflects the slowdown in the main economies, which limits the potential upside for some international prices such as food and energy commodities. Other part of this deceleration is associated with the constrained increase in some regulated prices, such as electricity and public transportation. Finally, the tax reduction (IPI) on selected products – part of a broader strategy to lend support to growth – also brought some temporary relief on inflation. The combination of declining inflation and below-potential economic growth led to new rounds of monetary easing, with the target overnight rate (Selic) declining to 8.0% p.a., a historical low. In additional, this scenario was also favored, due to change in the calculation of savings remuneration, which pays 70% of the Selic, when the interest rate reaches the level of 8,5% or below this percentage per year.

Credit remains in expansion, above the 50% of GDP level for the first time in history in May. The expansion remains robust, although somewhat more moderate, at 18.3% YoY in May. Housing financing continued to lead this expansion, posting a 40.5% YoY growth of the overall credit to this segment (earmarked and non-earmarked resources, to individuals and corporate, for acquisition or construction). On the other hand, car purchase financing has been growing at a significantly slower pace and closed May only 3.7% above the level seen one year before.

The external accounts remain showing good performance, even facing a less favorable global economic environment. The trade surplus represented a net inflow of US$ 27.5 billion in the 12 months through May. At the same time, the slower domestic growth and the weakening of the BRL kept the international expenditures with services and income (such as international travels and remittance of profits and dividends) under control, which resulted in a small reduction in the current account deficit to US$ 50.9 billion (2.1% of GDP) in the same period. This deficit was more than offset by the US$ 63 billion net inflow in foreign direct investment. Despite the instability in the international markets, Brazil’s access to external financing remains more than sufficient to roll over its external obligations. As a result of the net inflow of resources into the country, the Central Bank managed to advance in its policy of building up international reserves, which closed May at US$ 372 billion.

The well-adjusted external accounts, however, did not entirely isolate the Brazilian currency from the effects of the international crisis. The combination of increase global risk aversion, flight to low risk assets, decline in commodity prices and reduction in the US-Brazil interest rate differential led to a weakening of the BRL, to R$ 2.02/US$ by end-June (11% weaker than the R$ 1.82/US$ seen at the close of the first quarter). The fast depreciation of the BRL in an environment of international turbulence led the Ministry of Finance to undo part of the measures it had introduced in the preceding months to limit the external inflows in the country. One of those measures was the IOF charged on external loans, which will now be charged only on loans shorter than 2 years (versus 5 years in the previous rule).

In the fiscal accounts, the government continued to present a robust primary surplus (3.0% of GDP in the 12-month period through May), even with the reduction of tax burden on some sectors, the measure aimed to stimulate the economic activity. This performance allowed the public sector net debt to remain on its declining trend, reaching 35% of GDP in May.

MACROECONOMIC ENVIROMENT

The good performance of the fiscal accounts, combined with the low external vulnerability, maintain Brazil in good condition to face the current international turbulence, and lends support to the prospect of continued (albeit temporarily more modest) economic growth.

ECONOMIC AND FINANCIAL INDICATORS	2Q12	1Q12	2Q11

Country risk (EMBI)	212	197	163
Exchange rate (R$/ US$ end of period)	2.021	1.822	1.561
IPCA (in 12 months)	4.92%	5.24%	6.71%
Target Selic (Annual Rate)	8.50%	9.75%	12.25%
CDI¹	2.08%	2.46%	2.80%
Ibovespa Index (closing)	54,355	64,511	62,404
1. Quarterly effective rate.

STRATEGY AND RECENT EVENTS

STRATEGY

As part of the strategy of becoming the best and most efficient universal bank in Brazil, several improvements were made, as:

1.       Improvement of credit analysis processes, generating more agility and autonomy in the service network;

2.       Simplifying documentation processes, thereby speeding up response to Mortgage Loans;

3.       Expansion of access channels to Santander Mobile;

All these initiatives are aligned with the new mission announced by the Bank: “To be our customers’ choice for being the simple and safe, efficient and profitable bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust.” A few results are already positive – one example is that in the second quarter, Banco Santander Brasil did not figure among the three institutions with more complaints - its best performance ever.

In order to ensure competitiveness, given the recent market dynamics, and in order to provide customers with an increasingly competitive product offering, Banco Santander announced a reduction in the interest rates on products such as financing the outstanding balances on credit cards, auto loans, and payroll loans, among others. The Bank also announced the extension of payment terms on mortgages to 35 years, thus becoming the first private bank in the country to offer housing loans with this longer repayment term.

Santander’s strategy is based on the following objectives:

•To be the best bank in service quality, sustained by the operational efficiency of the technological platform;

•The focus on improving customer services through quality services and infrastructure. The goal for opening branches is between 100 and 120 branches per year;

•To intensify the relationship with customers in order to become the bank of choice of our customers by 2013;

•To increase the commercial punch in key segments/products, such as SMEs, issuer cards, acquiring business, mortgages and auto loans;

•To take advantage of cross selling opportunities for products and services;

•To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness;

•To maintain its prudent risk management.

In Brazil, the Bank shares the best global practices that set its business model, which is based on 5 main pillars:              1) Customer oriented; 2) Global franchise; 3) Cost efficiency; 4) Prudent risk management; and 5) Solid balance sheet.

With a BIS Ratio of 21.9%, Santander Brasil is the most capitalized bank among the largest retail banks, with comfortable liquidity and coverage levels, and funding and capital independence from its head office. These, among other factors, permitted Banco Santander to be considered the 11th most solid bank in the world and the 1st in Brazil by Bloomberg Markets Magazine.

RECENT EVENTS

ACQUISITION OF SANTANDER SPAIN’S CREDIT PORTFOLIO

In the second quarter of 2012 Banco Santander Brasil, through its full subsidiary in Spain, acquired by Banco Santander SA - Agency of New York and London Agency, under commutation, portfolio of contracts, financing and export credit and import-related operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the exchange rate of the days when there were operations. Such operations were concluded, according to the Bank’s Policy for Related–Party Transactions, including the approval of the Board of Directors.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

Santander’s managerial net profit¹ in the first half of 2012 (1H12) totaled R$ 3,230 million, down 4.3% from the same period in 2011 and 17.1% from the previous quarter (R$ 301 million). Total equity in 2Q12 stood at R$ 51,073 million, excluding R$ 14,756 million related to the goodwill from the acquisition of Banco Real. Return on Average Equity (ROAE) adjusted for goodwill reached 12.9% in 1H12, down 2.0 p.p. from the same period in 2011.

Efficiency ratio stood at 42.7% in 1H12, a 3.5 p.p. improvement in twelve months, and stood at 41.9% in 2Q12, 1.7 p.p. better than in March 2012. Note that this improvement is largely due to the increase in the net interest income (+3.7%) and the greater control over general expenses, which declined 0.9% in the quarter.

- Soundness indicators: the BIS Ratio in June 2012 reached 21.9%, a 2.1 p.p. drop in the quarter. Coverage ratio (over 90 days) reached 137.7% in the second quarter, up 3.2 p.p. over the previous quarter.

The expanded credit portfolio[2] (excludes guarantees) grew 17.3% in twelve months and 2.8% in the quarter, totalizing R$ 217,055 million in June 2012. The sharp weakening of the BRL/USD exchange rate impacted the foreign currency loan portfolio, which includes the BRL loans pegged to the BRL/USD exchange rate, thus driving this portfolio growth. Excluding the effect of the foreign exchange variation, the expanded credit portfolio growth in twelve and three months was 14.1% and 1.5%, respectively.

Total credit portfolio in June achieved R$ 205,632 million, a 16.9% growth in twelve months and 3.2% growth in the quarter.

The Individuals segment registered growth of 13.9% in twelve months and 3.5% in the quarter. The top products in the portfolio were credit cards and mortgages, which jointly accounted for 68% of the portfolio growth in the quarter. The Consumer finance portfolio totaled R$ 36,682 million in June, a growth of 19.2% in twelve months and 0.8% in the quarter.

In the SME segment, which, in new coverage model, includes companies with turnover up to R$ 80 million, totaled R$ 33,603 million in 2Q12, a growth of 23.5% in twelve months and 1.6% in the quarter.

The Corporate segment (turnover over R$ 80 million) grew 15.9% in twelve months and 5.0% in the quarter, positively impacted by the foreign exchange variation. Excluding this effect, the growth would be 5.6% in twelve months and 0.7% in the quarter.

Total funding and assets[3] under management stood at         R$ 333,093 million in June 2012, up 10.7% over the same period in 2011 and 2.0% in the quarter.

1.  Accounting net profit + 100% reversal of goodwill amortization expenses.

2. Includes other operations with credit risk (debentures, receivables-backed investment funds (FDIC), mortgage-backed securities (CRI), promissory notes and promissory notes placed abroad);
3.   According to Anbima criterion

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS RESULTS

Next, we present the analysis of the managerial results. The reconciliation between the accounting and the managerial results can be found on page 27.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	1H12	1H11	Var.	2Q12	1Q12	Var.
			1H12x1H11			2Q12x1Q12

NET INTEREST INCOME	16,456	13,552	21.4%	8,379	8,077	3.7%
Allowance for Loan Losses	(6,899)	(4,692)	47.0%	(3,808)	(3,091)	23.2%
NET INTEREST INCOME AFTER LOAN LOSSES	9,558	8,860	7.9%	4,571	4,986	-8.3%
Fee and commission income	4,843	4,376	10.7%	2,370	2,473	-4.2%
General Expenses	(7,686)	(6,947)	10.6%	(3,826)	(3,860)	-0.9%
Personnel Expenses + Profit Sharing	(3,603)	(3,275)	10.0%	(1,779)	(1,824)	-2.5%
Administrative Expenses[2]	(4,084)	(3,672)	11.2%	(2,048)	(2,036)	0.6%
Tax Expenses	(1,574)	(1,398)	12.5%	(771)	(803)	-4.0%
Investments in Affiliates and Subsidiaries	1	2	-53.5%	0	0	n.a.
Other Operating Income/Expenses³	(1,747)	(1,498)	16.6%	(846)	(901)	-6.1%
OPERATING INCOME	3,395	3,394	0.0%	1,498	1,896	-21.0%
Non Operating Income	35	169	-79.2%	(8)	43	-118.2%
NET PROFIT BEFORE TAX	3,430	3,562	-3.7%	1,491	1,939	-23.1%
Income Tax	(151)	(152)	-0.8%	(8)	(143)	-94.4%
Minority Interest	(49)	(34)	42.5%	(18)	(31)	-41.0%
NET PROFIT	3,230	3,376	-4.3%	1,464	1,766	-17.1%

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery, as mentioned on page 27.

2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.

3. Includes Net Income from Premiums, Pension Funds and Capitalization

NET INTEREST INCOME

Net Interest Income, including income from financial operations, totaled R$ 16,456 million in 1H12, a 21.4% increase over the same period in 2011 and a 3.7% increase in the quarter.

Revenues from credit operations grew 20.9% in twelve months and 5.2% in the quarter, driven by the growth in the average credit portfolio volume, of R$ 30.3 billion in twelve months and R$ 6.3 billion in the quarter. Revenues from deposits dropped by 14.4% and 14.3%, respectively, in twelve and three months. This decrease reflects, partly, the impact of Selic’s reduction on the difference between Selic’s rate and the rate paid to clients.

NET INTEREST INCOME (R$ Million)	1H12	1H11	Var.	2Q12	1Q12	Var.
			1H12x1H11			2Q12x1Q12

Net Interest Income	16,456	13,552	21.4%	8,379	8,077	3.7%
Loans	12,396	10,252	20.9%	6,354	6,042	5.2%
Average volume	198,642	168,314	18.0%	201,785	195,499	3.2%
Spread (Annualized)	12.5%	12.3%	0.27 p.p.	12.7%	12.4%	0.24 p.p.
Deposits	456	533	-14.4%	211	246	-14.3%
Average volume	118,620	115,821	2.4%	118,483	118,757	-0.2%
Spread (Annualized)	0.8%	0.9%	-0.15 p.p.	0.7%	0.8%	-0.12 p.p.
Others¹	3,605	2,767	30.3%	1,815	1,790	1.4%

1. Includes Gains (Losses) on financial transactions and others net interest incomes.

SANTANDER BRASIL RESULTS

FEE AND COMMISSION INCOME

Fee and commission income totaled R$ 4,843 million in 1H12, up 10.7% in twelve months but down 4.2% in the quarter.

Income from cards totaled R$ 1,315 million in 1H12, up 35.1% in twelve months (R$ 341.5 million), and 3.5% in the quarter.

Insurance fees totaled R$ 791 million in 1H12, down 6.2% in twelve months (R$ 52.2 million) and 28.0% in the quarter (R$ 128.8 million). The decline in the quarter is mainly due to the seasonal effect of policy renewals, which were concentrated in the initial months of the year. Excluding the seasonal effect, the insurance fees down 2.6% and the total fees grow 0.7% in the quarter.

Fees from current account services totaled R$ 783 million in 1H12, up 8.0% in twelve months (R$ 58.1 million), but down 0.7% in the quarter (R$ 2.9 million).

Income from asset management related service totaled R$ 650 million, up 4.6% in twelve months, but down 1.1% in the quarter.

FEE AND COMMISSION INCOME (R$ Million)	1H12	1H11	Var.	2Q12	1Q12	Var.
			1H12x1H11			2Q12x1Q12

Cards¹	1,315	973	35.1%	669	646	3.5%
Insurance fees	791	843	-6.2%	331	460	-28.0%
Current Account Services	783	725	8.0%	390	393	-0.7%
Asset Management²	650	622	4.6%	323	327	-1.1%
Lending Operations	532	462	15.4%	260	272	-4.3%
Collection Services³	352	292	20.3%	181	171	5.5%
Securities Brokerage, Custody and Placement Services	175	253	-31.0%	88	87	0.6%
Others	245	205	19.3%	128	117	9.1%
Total	4,843	4,376	10.7%	2,370	2,473	-4.2%

1. Includes acquiring services 2. Includes income from funds and consortia 3. Includes collection and bills

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Administrative and Personnel Expenses (excluding depreciation and amortization) totaled R$ 6,889 million in 1H12, up 9.1% in twelve months (R$ 575 million), but down 1.1% (R$ 37 million) in the quarter. The decrease in the quarter mainly reflected the lower personnel expenses.

Administrative expenses totaled R$ 3,287 million in 1H12, up 8.1% in twelve months (R$ 247 million) and 0.5% in the quarter (R$ 8 million).

The better performance in the quarter was mainly explained by the reduction in expenses related to third-party services (R$ 25 million), and data processing (R$ 5 million). Including depreciation and amortization, which reflect the past investments in business expansion, administrative expenses increased by 11.2% in twelve months and 0.6% in the quarter.

Personnel expenses, including profit sharing, totaled R$ 3,603 million in 1H12, up 10.0% in twelve months (R$ 328 million), but down 2.5% in the quarter (R$ 45 million). The decline in the quarter is explained by the reduction in the compensation line.

The efficiency ratio¹ stood at 41.9% in 2Q12, an improvement of 1.7 p.p. over the previous quarter and of 4.7 p.p. over 2Q11 2011. The efficiency ratio in 1H12 was 42.7%, an improvement of 3.5 p.p. in twelve months.

1. Efficiency ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)

SANTANDER BRASIL RESULTS

EXPENSES' BREAKDOWN (R$ Million)	1H12	1H11	Var.	2Q12	1Q12	Var.
			1H12x1H11			2Q12x1Q12

Third-party services	1,020	927	10.1%	498	522	-4.7%
Advertising, promotions and publicity	198	169	17.6%	112	86	29.9%
Data processing	610	587	3.8%	302	307	-1.5%
Communications	301	305	-1.2%	152	150	1.5%
Rentals	299	265	12.8%	152	147	3.6%
Transport and Travel	98	88	12.0%	48	50	-5.3%
Security and Surveillance	275	246	11.7%	138	137	1.0%
Maintenance	95	89	6.1%	47	48	-1.5%
Financial System Services	129	121	7.2%	66	64	3.4%
Water, Electricity and Gas	90	81	10.7%	45	45	0.3%
Material	57	49	17.0%	29	28	5.6%
Others	114	114	0.5%	58	56	4.3%
Subtotal	3,287	3,040	8.1%	1,647	1,639	0.5%
Depreciation and Amortization[1]	797	633	26.0%	400	397	0.8%
ADMINISTRATIVE EXPENSES	4,084	3,672	11.2%	2,048	2,036	0.6%

Compensation²	2,337	2,122	10.1%	1,133	1,204	-5.9%
Charges	665	616	8.1%	335	330	1.5%
Benefits	537	479	12.2%	276	262	5.3%
Training	54	50	7.7%	30	24	27.8%
Others	8	7	14.7%	4	4	9.3%
PERSONNEL EXPENSES	3,603	3,275	10.0%	1,779	1,824	-2.5%

ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	6,889	6,315	9.1%	3,426	3,463	-1.1%

TOTAL GENERAL EXPENSES	7,686	6,947	10.6%	3,826	3,860	-0.9%

1. Excludes the expenses of goodwill amortization, which in 2Q12 was 909 million, in 2Q11 was R$ 738 million and in 1Q12 was R$ 909 million. 2. Includes Profit Sharing

ALLOWANCE FOR LOAN LOSSES

ALLOWANCE FOR LOAN LOSSES (R$ Million)	1H12	1H11	Var.	2Q12	1Q12	Var.
			1H12x1H11			2Q12x1Q12

Gross allowance for loan losses	(7,783)	(5,717)	36.1%	(4,358)	(3,424)	27.3%
Income from recovery of written off loans	884	1,024	-13.7%	551	334	65.1%
Total	(6,899)	(4,692)	47.0%	(3,808)	(3,091)	23.2%

The allowance for loan losses totaled R$ 6,899 million in 1H12, an increase of 47.0% in twelve months and 23.2% in the quarter. Gross allowance for loan losses totaled R$ 7,783 million in 1H12, an increase of 36.1% in twelve months (R$ 2,066 million) and 27.3% over the previous quarter (R$ 934 million). Income from recovery of written-off loans grew 65.1% in the quarter, thanks to more intensive recovery efforts. It´s important to note that this performance of gross allowance for loan losses is in line with credit quality deterioration in the market, reflecting the increase in delinquency indicators. Considering the expected recovery of the economy in the second half, the expected trend is an improvement on the current levels of delinquency, thus an improvement on gross allowance for loan losses.

SANTANDER BRASIL RESULTS

DELINQUENCY RATIO IN BR GAAP (OVER 90 DAYS)

The delinquency ratio over 90 days reached 4.9% of the total credit portfolio, up 0.6p.p. over June 2011 and 0.4p.p. over the previous quarter. Delinquency ratio of the individuals segment stood at 7.3%, a 0.6p.p. increase in the quarter. Delinquency in the corporate and SME segments increased by 0.2p.p. in the quarter to reach 2.6%.

In 1Q12, a loan portfolio around R$ 700 million, that was fully provisioned, was sold, impacting down the over 90 delinquency ratio. Excluding this effect, total delinquency and delinquency of individuals segment increased by 0.1p.p. in the quarter, while delinquency in the corporate and SME segments remained stable.

DELINQUENCY RATIO (OVER 60 DAYS)

The delinquency ratio over 60 days was 6.0% in 2Q12, up 0.8 p.p. in twelve months and 0.3 p.p. in the quarter. Delinquency in the individuals segment increased by 0.6 p.p. in the quarter, while delinquency in the corporate and SME segments remained stable.

The portfolio sale mentioned above also impacted down the over 60 delinquency ratio at the end of 1Q12. Excluding this effect, total delinquency decreased by 0.1 p.p, the delinquency in the corporate and SME segment declined by 0.2p.p., while  the delinquency in the individuals segment increased 0.1p.p.

COVERAGE RATIO (BR GAAP)

The BR GAAP coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days. In 2Q12, coverage ratio stood at 137.7%, an increase of 3.2 p.p. in comparison with the previous quarter.

SANTANDER BRASIL RESULTS

 OTHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) totaled R$ 1,747 million in 1H12, down 6.1% in the quarter and up 16.6% in twelve months.

OTHER OPERATING INCOME (EXPENSES) (R$ Million)	1H12	1H11	Var.	2Q12	1Q12	Var.
			1H12x1H11			2Q12x1Q12

Other operating income (expenses)	(1,747)	(1,498)	16.6%	(846)	(901)	-6.1%
Expenses from cards	(621)	(365)	69.9%	(314)	(307)	2.3%
Income from premiums, pension plans and Capitalization	165	394	-58.1%	60	105	-43.0%
Provisions for contingencies¹	(968)	(1,135)	-14.8%	(499)	(468)	6.6%
Others	(324)	(391)	-17.3%	(93)	(231)	-59.8%

1. Includes fiscal, civil and labor provisions.

INCOME TAX

Income tax totaled R$ 151 million in 1H12, down 0.8% in twelve months and 94.4% in the quarter.

SANTANDER BRASIL RESULTS

balance sheet

In June 2012, total asset balance stood at R$ 435,349 million, an increase of 2.5% in twelve months and 4.7% in the quarter.  Total equity in the period stood at R$ 65,829 million. Excluding the goodwill relating to Banco Real acquisition, Total Equity stood at R$ 51,073 million.

ASSETS (R$ Million)	Jun/12	Jun/11	Var.	Mar/12	Var.
			Jun12xJun11		Jun12xMar12

Current Assets and Long Term Assets	411,496	398,142	3.4%	391,458	5.1%
Cash and Cash Equivalents	4,849	4,231	14.6%	5,658	-14.3%
Interbank Investments	29,251	22,896	27.8%	29,220	0.1%
Money Market Investments	17,300	16,406	5.4%	21,535	-19.7%
Interbank Deposits	4,961	3,463	43.3%	4,948	0.3%
Foreign Currency Investments	6,990	3,027	130.9%	2,738	155.4%
Securities and Derivative Financial Instrument	69,712	104,642	-33.4%	62,870	10.9%
Own Portfolio	18,716	25,493	-26.6%	28,047	-33.3%
Subject to Repurchase Commitments	33,578	36,234	-7.3%	19,191	75.0%
Posted to Central Bank of Brazil	1,690	7,340	-77.0%	1,579	7.0%
Pledged in Guarantees	10,454	30,303	-65.5%	10,319	1.3%
Others	5,276	5,272	0.1%	3,733	41.3%
Interbank Accounts	40,910	46,266	-11.6%	44,098	-7.2%
Interbranch Accounts	2	20	n.a.	3	n.a.
Lending Operations	191,894	165,023	16.3%	187,355	2.4%
Lending Operations	205,632	175,837	16.9%	199,333	3.2%
(Allowance for Loan Losses)	(13,738)	(10,814)	27.0%	(11,979)	14.7%
Other Receivables	73,316	53,535	37.0%	60,798	20.6%
Others Assets	1,561	1,529	2.1%	1,457	7.1%
Permanent Assets	23,853	26,514	-10.0%	24,172	-1.3%
Investments	38	67	-42.5%	40	-5.1%
Fixed Assets	5,041	4,490	12.3%	4,951	1.8%
Intangibles	18,774	21,958	-14.5%	19,181	-2.1%
Goodwill	26,175	28,013	-6.6%	27,037	-3.2%
Intangible Assets	6,883	6,040	14.0%	6,305	9.2%
(Accumulated Amortization)	(14,284)	(12,095)	18.1%	(14,161)	0.9%
Total Assets	435,349	424,656	2.5%	415,630	4.7%

Goodwill (net of the amortization)	14,756	18,858	-21.8%	15,665	-5.8%
Total Assets (excluding goodwill)	420,593	405,797	3.6%	399,965	5.2%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ Million)	Jun/12	Jun/11	Var.	Mar/12	Var.
			Jun12xJun11		Jun12xMar12

Current Liabilities and Long Term Liabilities	368,730	359,258	2.6%	348,759	5.7%
Deposits	121,819	121,677	0.1%	122,907	-0.9%
Demand Deposits	11,949	14,073	-15.1%	11,817	1.1%
Savings Deposits	24,763	30,299	-18.3%	23,922	3.5%
Interbank Deposits	3,056	2,283	33.9%	2,953	3.5%
Time Deposits	82,051	75,021	9.4%	84,214	-2.6%
Money Market Funding	69,646	74,813	-6.9%	66,548	4.7%
Own Portfolio	54,625	64,529	-15.3%	51,222	6.6%
Third Parties	8,752	361	n.a.	8,460	3.4%
Free Portfolio	6,268	9,923	-36.8%	6,865	-8.7%
Funds from Acceptance and Issuance of Securities	51,630	33,403	54.6%	47,406	8.9%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	38,931	24,053	61.9%	36,807	5.8%
Securities Issued Abroad	11,245	8,550	31.5%	9,805	14.7%
Others	1,454	800	81.7%	793	83.3%
Interbank Accounts	1,406	1,653	-15.0%	1,530	n.a.
Interbranch Accounts	1,091	1,490	-26.8%	1,195	-8.7%
Borrowings	14,643	13,379	9.4%	13,108	11.7%
Domestic Onlendings -Official Institutions	9,772	11,261	-13.2%	10,063	-2.9%
Foreign Onlendings	396	990	-60.0%	499	-20.7%
Derivative Financial Instruments	5,464	5,177	5.5%	3,805	43.6%
Other Payables	92,864	95,415	-2.7%	81,699	13.7%
Deferred Income	218	193	13.0%	202	8.2%
Minority Interest	571	520	9.6%	564	1.2%
Equity	65,829	64,684	1.8%	66,105	-0.4%
Total Liabilities	435,349	424,656	2.5%	415,630	4.7%

Equity (excluding goodwill)	51,073	45,826	11.5%	50,440	1.3%

SECURITIES

Securities totaled R$ 69,712 million in 2Q12, up 10.9% in the quarter and down 33.4%, in twelve months, mainly due to the transfer of “PGBL/VGBL fund quotas” to Zurich Santander Insurance America, S.L, as a result of the execution of the sale of Santander Seguros in October 2011.

SECURITIES (R$ Million)	Jun/12	Jun/11	Var.	Mar/12	Var.
			Jun12xJun11		Jun12xMar12

Public securities	49,979	68,492	-27.0%	45,056	10.9%
Private securities, funds quotas / others	14,460	13,178	9.7%	14,083	2.7%
PGBL / VGBL funds' quotas	-	17,702	n.a.	-	n.a.
Financial instruments	5,273	5,269	0.1%	3,731	41.3%
Total	69,712	104,642	-33.4%	62,870	10.9%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

The expanded credit portfolio (excludes guarantees), which includes other credit risk operations, grew 17.3% in twelve months and 2.8% in the quarter. The sharp weakening of the BRL/USD exchange rate impacted the foreign currency loan portfolio, which includes the BRL loans pegged to the BRL/USD exchange rate, thus driving this portfolio growth. Excluding the effect of the foreign exchange variation, the expanded credit portfolio growth in twelve and three months was 14.1% and 1.5%, respectively.

At the end of June 2012, the foreign currency loan portfolio plus the BRL loans pegged to the BRL/USD exchange rate totaled    R$ 25.0 billion, an increase of 12.7% over R$ 22.2 billion in June 2011 and 3.6% over R$ 24.1 billion in March 2012.

The total portfolio stood at R$ 205,632 million in 2Q12, up 16.9% in twelve months and 3.2% in the quarter

MANAGERIAL BREAKDOWN OF CREDIT TO CLIENTS (R$ Million)	Jun/12	Jun/11	Var.	Mar/12	Var.
			Jun12xJun11		Jun12xMar12

Individuals	68,831	60,434	13.9%	66,526	3.5%
Consumer Finance	36,682	30,785	19.2%	36,402	0.8%
SMEs	33,603	27,204	23.5%	33,083	1.6%
Corporate	66,516	57,413	15.9%	63,323	5.0%
Total portfolio	205,632	175,837	16.9%	199,333	3.2%
Other credit related transactions¹	11,423	9,195	24.2%	11,779	-3.0%
Total expanded credit portfolio	217,055	185,032	17.3%	211,113	2.8%
Total guarantees	24,961	22,145	12.7%	23,609	5.7%
Total expanded credit portfolio with guarantees	242,016	207,177	16.8%	234,722	3.1%

Total organic expanded credit portfolio²	215,602	181,244	19.0%	209,436	2.9%
% Organic credit portfolio² (excludes the exchange rate effect)			15.7%		1.6%
1 - Includes Debenture, FIDC, CRI , Floating Rate Notes and Promissory Notes 2. Excludes acquired portfolio and includes mortgage portfolio sale.

LOANS TO INDIVIDUALS

Loans to individuals totaled R$ 68,831 million in June 2012, up 13.9% (R$ 8,396 million) in twelve months and 3.5% in the quarter (R$ 2,305 million). The leading products in the quarter were credit cards and mortgages, which jointly accounted for 68% of the growth of the individual loan portfolio in the period.

The cards portfolio totaled R$ 14,636 million, a growth of 25% in twelve months and 6.1% in the quarter (R$ 839 million).

The balance of mortgages reached R$ 10,241 million in June 2012, up 33.9% in twelve months and 7.6% in the quarter (R$ 723 million).

The volume of payroll loans totaled R$ 15,383 million, a growth of 3.5% in twelve months and 1.2% in the quarter (R$ 189 million). Excluding the portfolio purchase, the payroll portfolio reached R$ 13,315 million, and the growth would be 20.3% in twelve months and 3.5% in the quarter.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE The consumer finance portfolio in 2Q12 totaled R$ 36,682 million, up 19.2% (R$ 5,898 million) in twelve months and 0.8% (R$ 281 million) in comparison with the previous quarter.

CORPORATE AND SMES LOANS

Corporate and SME loans totaled R$ 100,119 million in 2Q12, up 18.3% in twelve months and 3.9% in the quarter.

The Corporate loan portfolio totaled R$ 66,516 million, up 15.9% in twelve months and 5.0% in the quarter. As mentioned earlier, the sharp weakening of the BRL/USD exchange rate impacted credit operations in foreign currency, thus increasing the portfolio growth. Excluding the effect of the foreign exchange variation, portfolio growth in twelve and three months would be 5.6% and 0.7%, respectively.

Loans to SMEs totaled R$ 33,603 million in 2Q12, up 23.5% in twelve months and 1.6% in the quarter.

It is worth highlighting that in the beginning of 2012 Santander changed the coverage model for Corporate clients. Thus, the definition of SMEs reported in this document, which until 2011 comprised companies with annual sales up to R$ 250 million, now encompasses companies with revenues up to R$ 80 million. Companies with revenues between R$ 80 million and R$ 250 million are now included in the Corporate Segment.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT PORTFOLIO BY PRODUCT (R$ Million)	Jun/12	Jun/11	Var.	Mar/12	Var.
			Jun12xJun11		Jun12xMar12

Individuals
Leasing / Auto Loans¹	2,382	2,353	1.2%	2,326	2.4%
Credit Card	14,636	11,707	25.0%	13,798	6.1%
Payroll Loans²	15,383	14,857	3.5%	15,194	1.2%
Mortgages	10,241	7,647	33.9%	9,518	7.6%
Agricultural Loans	2,295	2,560	-10.3%	2,516	-8.8%
Personal Loans / Others	23,893	21,311	12.1%	23,175	3.1%
Total Individuals	68,831	60,434	13.9%	66,526	3.5%

Consumer Finance	36,682	30,785	19.2%	36,402	0.8%

Corporate and SMEs
Leasing / Auto Loans	3,183	2,930	8.6%	3,149	1.1%
Real Estate	7,166	6,278	14.2%	6,525	9.8%
Trade Finance	16,907	18,685	-9.5%	16,680	1.4%
On-lending	8,747	7,557	15.7%	9,026	-3.1%
Agricultural Loans	1,565	1,817	-13.9%	1,748	-10.5%
Working capital / Others	62,551	47,350	32.1%	59,278	5.5%
Total Corporate and SMEs	100,119	84,618	18.3%	96,406	3.9%

Total Credit	205,632	175,837	16.9%	199,333	3.2%
Other Credit Risk Transactions with clients³	11,423	9,195	24.2%	11,779	-3.0%

Total Expanded Credit Portfolio	217,055	185,032	17.3%	211,113	2.8%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 32,198 in 2Q12, R$ 26,759 million in 2Q11 and R$ 31,983 MM in 1Q12.

2. Includes Payroll Loan acquired portfolio. Excluding acquired portfolio, the growth in twelve months was 20.3% and 3.5% in the quarter.

3. Includes "Debenture", FIDC, CRI, Floating Rate Notes and Promissory Notes.

FUNDING

Funding totaled R$ 186,526 million in June 2012, up 7.7% in twelve months but down 1.4% in three months. The growth in twelve months is partly due to an important funding instrument – Treasury Notes (Letras Financeiras) – which provides greater stability to funding, given that the minimum maturity term is two years.

FUNDING (R$ Million)	Jun/12	Jun/11	Var.	Mar/12	Var.
			Jun12xJun11		Jun12xMar12

Demand deposits	11,949	14,073	-15.1%	11,817	1.1%
Savings deposits	24,763	30,299	-18.3%	23,922	3.5%
Time deposits	82,051	75,021	9.4%	84,214	-2.6%
Debenture/LCI/LCA¹	40,533	38,849	4.3%	43,418	-6.6%
Treasury Notes (Letras Financeiras)	27,230	14,883	83.0%	25,805	5.5%
Funding from clients	186,526	173,126	7.7%	189,177	-1.4%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

.

SANTANDER BRASIL RESULTS

 CREDIT/FUNDING RATIO

The following table shows the sources of funds used in credit operations, which includes deposits from clients net of reserve requirements, offshore and domestic funding, as well as securities issued abroad.

The credit/funding ratio reached 106% in June of 2012.

The bank has a comfortable liquidity position and a stable and an adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Jun/12	Jun/11	Var.	Mar/12	Var.
			Jun12xJun11		Jun12xMar12

Funding from clients (A)	186,526	173,126	7.7%	189,177	-1.4%
(-) Reserve Requirements	(39,224)	(44,289)	-11.4%	(42,236)	-7.1%
Funding Net of Reserve Requirements	147,302	128,837	14.3%	146,941	0.2%
Borrowing and Onlendings	9,918	11,261	-11.9%	10,063	-1.4%
Subordinated Debts	11,454	10,276	11.5%	11,199	2.3%
Offshore Funding	26,138	22,919	14.0%	23,413	11.6%
Total Funding (B)	194,811	173,294	12.4%	191,615	1.7%
Assets under management[1]	138,281	127,612	8.4%	135,033	2.4%
Total Funding and Asset under management	333,093	300,905	10.7%	326,648	2.0%
Total Credit (C)	205,632	175,837	16.9%	199,333	3.2%
C / B (%)	106%	101%		104%

C / A (%)	110%	102%		105%

1 - According to Anbima criterion.

BIS RATIO – BR GAAP

The BIS ratio reached 21.9% in June 2012, down 5.3 p.p. from the same period the previous year and 2.1 p.p. from March 2012. This ratio includes amortized goodwill while calculating the regulatory capital.

According to Brazilian regulation, the minimum ratio is 11%.

Excluding goodwill from the acquisition of Banco Real, the BIS ratio reached 18.2% in June 2012, against 21.9% in June of 2011.

OWN RESOURCES AND BIS (R$ Million)	Jun/12	Jun/11	Var.	Mar/12	Var.
			Jun12xJun11		Jun12xMar12

Adjusted Tier I Regulatory Capital	64,876	64,536	0.5%	65,309	-0.7%
Tier II Regulatory Capital	6,507	7,209	-9.7%	6,629	-1.8%
Adjusted Regulatory Capital (Tier I and II)	71,384	71,746	-0.5%	71,937	-0.8%
Required Regulatory Capital	35,878	29,037	23.6%	32,993	8.7%
Adjusted Portion of Credit Risk	31,302	26,035	20.2%	29,532	6.0%
Market Risk Portion	2,727	1,315	107.4%	1,613	69.1%
Operacional Risk Portion	1,848	1,688	9.5%	1,848	0.0%
Basel II Ratio	21.9%	27.2%	-5.3 p.p.	24.0%	-2.1 p.p.
Tier I (considering goodwill)	19.9%	24.5%	-4.6 p.p.	21.8%	-1.9 p.p.
Tier II (considering goodwill)	2.0%	2.7%	-0.7 p.p.	2.2%	-0.2 p.p.

Amounts calculated based on the consolidated information of the financial institutions (financial conglomerate)

CARDS

CARDS - ISSUER

Santander ended 2Q12 following with its strategy of expanding its operations in the credit cards market.

We maintained our focus on our alliances with Vivo and the Raízen Group. Both partnerships aim to grow our client base by launching products that offer exclusive advantages in the companies’ areas of operation, in addition to the differentials of Santander’s cards.

Keeping the strategy of intensifying our relationship with our customers, in order to increase transactions volume and customer’s loyalty, we are amplifying the benefits of our cards. We launched an exclusive net of opportunities to Santander’s Cards customers – the “Santander Esfera”. Through this net, they have access to daily promotions and special discounts on selected partners. We also established a partnership with the chain of movie theaters “Cinepolis”, where the clients that buy their tickets with our cards pay half price.

We continue to offer our clients differentiated products that are designed for the diverse needs of our clients.

Through these initiatives, we continue to expand our client base, while constantly seeking to improve client satisfaction.

TURNOVER Financial transaction volume (credit and debit) in 2Q12 totaled R$ 38.1 billion, a 13.2% increase over the same period the previous year and 6.0% in the quarter.

credit CARD portfolio Total credit card portfolio grew 24.2% in 2Q12 compared to the same period the previous year and 5.9% over 1Q12, reaching R$ 15.0 billion.

CARD BASE

The credit card base grew 3.6% over the previous quarter, reaching 13.5 million cards. Growth in 12 months was 13.6%. Debit cards totaled 31.7 million at the end of the quarter, up 19.4% in one year and 4.0% in the quarter.

RISK MANAGEMENT

RISK MANAGEMENT

Corporate Governance of Risk Function

The structure of Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and client vision, together with the Santander Group:

•         To aprove the proposals, operations and limitations of clients and portfolio;

•         To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

•         To guarantee Banco Santander’s activities are consistent with the risk tolerance level previously approved by the Executive Committee and by Santander Group;

•         To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties;

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, both from a functional and hierarchical point of view, and reports directly to the CEO of Banco Santander and to the head of the Santander Group risk department.

The Executive Vice-Presidency of Risk is divided into areas with two types of approach:

•         Methodology and control, which adapts the policies, methodologies and the risk control systems.

•         Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk

Credit risk is the exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

market risk

Market risk is the exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Risk management at Banco Santander is based on the following principles:

•        Independence from the risk function in relation to business;

•        Effective participation of senior management in decision-making;

•        A consensus between the risk and business departments on decisions involving credit operations;

•        Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

•        The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC, VaR (Value at Risk), economic capital, scenario assessment, among others;

•        Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for undertaken risk and for assessing management;

•    The retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the Bank, and continuous monitoring to prevent the portfolios from deteriorating; and

•     The definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

RISK MANAGEMENT

Lei Sarbanes-OXley

Banco Santander’s corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, are subject to different Vice Presidents, with structure, procedure, methodologies, tools and specific internal model guaranteeing through, managerial models, adequate identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk’s loss and events. In addition, management and prevention of operational and technological risks, and business continuity management, besides the improvement of the internal control model, satisfies the determinations of regulators, New Basel Accord - BIS II (as regulated by the Central Bank), and Sarbanes-Oxley requirements. It is aligned with the guidelines set out by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

The senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the technologic and operational management risk and the internal control system, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

The Board of Directors of Banco Santander opted for the Alternative Standardized Approach (ASA) to calculate the Requerided Regulatory Capital (PRE) ratio required for operational risk.

The review conducted on the effectiveness of internal controls of 2011 in companies of Banco Santander, to comply with Sarbanes-Oxley section 404 requirements, has been completed in March 2012, and no material issues were identified.

Additional information of management models, can be found at annual report, at: http://www.santander.com.br/ri.

Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$ 1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients.   The financial analysis team studies the potential damage and impacts that adverse  social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

SUSTAINABLE DEVELOPMENT AND COMPORATE GOVERNANCE

SUSTAINABLE DEVELOPMENT

Santander participated at the United Nations Conference on Sustainable Development, which took place between the 13th and 22nd of June in Rio de Janeiro. Among other activities, the participation of Marcial Portela, CEO of the Bank, at the Opening Plenary of Business Day 2012 (Business Action for Sustainable Development - BASD), official event of the Group of Industries and Business of the United Nations, stands out within the program of the even. The Bank also sponsored the bus powered by hydrogen, an innovative technology that allows the vehicle to run without emissions.

The initiative was a partnership with the Alberto Luiz Coimbra Institute for Graduate Studies and Research in Engineering, of the Federal University of Rio de Janeiro. As official sponsor of the Rio+20 Corporate Sustainability Forum, Santander promoted the talk show on Mechanisms for the Enhancement of Biodiversity with Pavan Sukhdev, Indian economist and lead author of the study - The Economics of Ecosystems and Biodiversity – TEEB. In addition, Juan Hoyos, Vice President of Brand, Marketing, Communication and Strategy of the Bank, opened the plenary of the International Conference of Economists, organized by the International Society for Ecological Economics (ISEE).

In the second quarter of 2012, Santander Brasil and BM&FBovespa formed a partnership to stimulate the carbon credits market in Brazil. Through the agreement, the institutions will jointly evaluate the development of products targeted to the Brazilian and international markets, and also develop studies to analyze the economic feasibility and suggest regulatory measures needed to launch these products. The initiative also provides the creation of a Market Maker Program (Market Maker) focused on the products resulting from the partnership. The agreement is to assist the construction of an environment that, in the medium term, will provide standardization, transparency and liquidity to market participants.

Santander was elected for the second consecutive year, the world's greenest bank by Bloomberg Markets magazine. In all, 48 financial institutions from 19 countries - all with capitalization greater than $ 10 billion - were analyzed for their finance and investment in clean energy and reducing the environmental impact of its facilities.

Projeto Escola Brasil (PEB, in Portuguese) was the winner of the 2012 Social Innovation Awards in the category Human Resources - Best strategy of employee engagement. The award is coordinated by the Network Justmeans – a global platform for business and sustainable practices. Announced in late April in Boston, USA, the award recognizes companies that drive innovation, environmental responsibility and the integration of sustainability into business strategies.

CORPORATE GOVERNANCE

In the first half of 2012, the Bank improved its corporate governance system. The members of the Sustainability and Corporate Governance Committee began their activities, generating discussion and contributing to the sustainability and corporate governance models adopted by Santander Brasil.

The Audit Committee met 32 times during the period, analyzing financial statements and internal control systems, in addition to other issues under its responsibility. On March 16, Celso Clemente Giacometti, Renê Luiz Grande and Sérgio Darcy da Silva Alves were reelected as members of the Audit Committee for a one-year term of office as of their re-election date. On June 27, Elidie Palma Bifano was elected to the Audit Committee, pending approval by the Brazilian Central Bank.

The Compensation and Appointment Committee met four times in the first six months of the year to discuss matters under its jurisdiction, especially those related to the National Monetary Council Resolution 3921 of November 25, 2010. In order to fully comply with said Resolution, the Bank has inserted the main attributes of this Committee into its Bylaws and amended its internal regulations, as approved by the Board of Directors’ Meeting of February 29. Eduardo Nunes Gianini was elected a new member of the Compensation Committee on March 23, 2012.

On April 25, the Bank held an Annual and Extraordinary Shareholders’ Meeting, in which its shareholders approved the financial statements and resolved on the allocation of net income, both for 2011; established the annual overall compensation of the Bank’s managers and Audit Committee members and approved the change in the term for the payment of dividends and/or interest on equity for fiscal year 2012; and approved the proposed amendment to the Bylaws to include the Executive Committee.

The Company’s Executive Committee is a decision-making body composed of the Chief Executive Officer, Senior Executive Vice Presidents and Executive Vice Presidents who meet on a weekly basis.  This body increased the transparency of the Bank’s corporate governance structure, given that, thanks to the seniority of its members, it discusses and resolves on relevant issues related to the Company’s operating and strategic guidelines.

On June 18, the improvement of the Bank’s Code of Ethics was approved, with the inclusion of practices adopted by the Santander Group, which were not included in institutional documents, including the updating of the Mission, Corporate Values and the content related to the Prevention of Money Laundering with the inclusion of Terrorism Financing.

ADICIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

BALANCE SHEET

ASSETS (R$ Million)	Jun/12	Mar/12	Dec/11	Sep/11	Jun/11

Current Assets Long Term Assets	411,496	391,458	398,671	410,671	398,142
Cash and Cash Equivalents	4,849	5,658	4,471	4,587	4,231
Interbank Investments	29,251	29,220	25,485	24,781	22,896
Money Market Investments	17,300	21,535	18,966	19,675	16,406
Interbank Deposits	4,961	4,948	3,195	2,792	3,463
Foreign Currency Investments	6,990	2,738	3,324	2,313	3,027
Securities and Derivative Financial Instrument	69,712	62,870	74,616	73,968	104,642
Own Portfolio	18,716	28,047	22,939	24,333	25,493
Subject to Repurchase Commitments	33,578	19,191	33,290	25,892	36,234
Posted to Central Bank of Brazil	1,690	1,579	2,221	7,248	7,340
Pledged in Guarantees	10,454	10,319	11,918	10,613	30,303
Others	5,276	3,733	4,247	5,881	5,272
Interbank Accounts	40,910	44,098	45,258	45,730	46,266
Restricted Deposits:	39,430	42,438	45,228	43,992	44,481
-Central Bank of Brazil	39,224	42,236	45,029	43,797	44,289
-National Housing System	206	202	199	195	192
Others	1,480	1,660	30	1,738	1,785
Interbranch Accounts	2	3	1	10	20
Lending Operations	191,894	187,355	185,064	176,965	165,023
Lending Operations	205,632	199,333	197,062	188,389	175,837
(Allowance for Loan Losses)	(13,738)	(11,979)	(11,998)	(11,423)	(10,814)
Other Receivables	73,316	60,798	62,600	59,348	53,535
Foreign Exchange Portfolio	36,986	29,508	32,920	32,240	25,126
Tax Credits	16,948	15,271	15,130	15,300	14,084
Others	19,382	16,019	14,549	11,808	14,324
Others Assets	1,561	1,457	1,177	25,282	1,529
Permanent Assets	23,853	24,172	25,055	25,229	26,514
Investments	38	40	69	72	67
Fixed Assets	5,041	4,951	4,935	4,609	4,490
Intangibles	18,774	19,181	20,051	20,549	21,958
Goodwill	26,175	27,037	27,031	27,023	28,013
Intangible Assets	6,883	6,305	6,192	6,071	6,040
(Accumulated Amortization)	(14,284)	(14,161)	(13,172)	(12,545)	(12,095)
Total Assets	435,349	415,630	423,726	435,900	424,656

ADICIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

LIABILITIES (R$ Million)	Jun/12	Mar/12	Dec/11	Sep/11	Jun/11

Current Liabilities and Long Term Liabilities	368,730	348,759	357,389	369,690	359,258
Deposits	121,819	122,907	121,798	119,920	121,677
Demand Deposits	11,949	11,817	13,537	13,869	14,073
Savings Deposits	24,763	23,922	23,293	30,271	30,299
Interbank Deposits	3,056	2,953	2,870	2,370	2,283
Time Deposits	82,051	84,214	82,097	73,411	75,021
Other Deposits	-	-	-	-	-
Money Market Funding	69,646	66,548	78,036	72,047	74,813
Own Portfolio	54,625	51,222	62,756	55,685	64,529
Third Parties	8,752	8,460	7,368	6,760	361
Free Portfolio	6,268	6,865	7,912	9,602	9,923
Funds from Acceptance and Issuance of Securities	51,630	47,406	39,933	39,285	33,403
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	38,931	36,807	30,450	28,216	24,053
Securities Issued Abroad	11,245	9,805	8,697	10,217	8,550
Others	1,454	793	787	852	800
Interbank Accounts	1,406	1,530	8	1,580	1,653
Interbranch Accounts	1,091	1,195	2,013	1,253	1,490
Borrowings	14,643	13,108	14,822	16,163	13,379
Domestic Onlendings -Official Institutions	9,772	10,063	10,222	11,113	11,261
National Economic and Social Development Bank (BNDES)	5,445	5,441	5,442	6,291	6,323
National Equipment Financing Authority (FINAME)	4,189	4,441	4,579	4,691	4,839
Other Institutions	137	181	200	131	100
Foreign Onlendings	396	499	1,077	1,199	990
Derivative Financial Instruments	5,464	3,805	4,683	6,502	5,177
Other Payables	92,864	81,699	84,799	100,629	95,415
Foreign Exchange Portfolio	36,781	29,761	32,794	29,336	25,265
Tax and Social Security	16,781	15,838	14,752	14,823	15,052
Subordinated Debts	11,454	11,199	10,908	10,603	10,276
Liabilities directly associated with non-current assets held for sale	-	-	-	21,933	-
Others	27,848	24,901	26,345	23,935	44,822
Deferred Income	218	202	207	201	193
Minority Interest	571	564	551	536	520
Equity	65,829	66,105	65,579	65,473	64,684
Total Liabilities	435,349	415,630	423,726	435,900	424,656

ADICIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)	2Q12	1Q12	4Q11	3Q11	2Q11

NET INTEREST INCOME	8,379	8,077	7,378	7,148	6,761
Allowance for Loan Losses	(3,808)	(3,091)	(2,277)	(2,489)	(2,551)
NET INTEREST INCOME AFTER LOAN LOSSES	4,571	4,986	5,101	4,659	4,211
Fee and commission income	2,370	2,473	2,319	2,255	2,234
General Expenses	(3,826)	(3,860)	(3,908)	(3,575)	(3,470)
Personnel Expenses + Profit Sharing	(1,779)	(1,824)	(1,819)	(1,654)	(1,614)
Administrative Expenses²	(2,048)	(2,036)	(2,088)	(1,921)	(1,856)
Tax Expenses	(771)	(803)	(762)	(799)	(733)
Investments in Affiliates and Subsidiaries	0	0	3	(1)	1
Other Operating Income/Expenses³	(846)	(901)	(906)	(815)	(810)
OPERATING PROFIT	1,498	1,896	1,848	1,724	1,432
Non Operating Income	(8)	43	97	41	125
NET PROFIT BEFORE TAX	1,491	1,939	1,945	1,765	1,557
Income Tax	(8)	(143)	(271)	(108)	8
Minority Interest	(18)	(31)	(30)	(16)	(16)
NET PROFIT	1,464	1,766	1,643	1,641	1,549

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery, as mentioned on page 27.

2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.

3. Includes Net Income from Premiums, Pension Funds and Capitalization

FISCAL HEDGE (R$ Million)	2Q12	1Q12	4Q11	3Q11	2Q11
Net Interest Income	(1,511)	309	(150)	(2,050)	356
Tax Expenses	152	(43)	(8)	220	(55)
Income Tax	1,359	(267)	158	1,831	(301)

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in BR GAAP, this report presents the Managerial Income Statement, which includes the adjustments made to the Accounting Income Statement. Note that these adjustments have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

	1H12					1H12
ACCOUNTING AND MANAGERIAL			Reclassifications
RESULTS RECONCILIATION
		Tax Effect of	Credit	Amortization
(R$ Million)	Accounting	Hedge¹	Recovery²	of goodwill³	Profit Sharing	Managerial
NET INTEREST INCOME	16,139	(1,202)	884	-	-	16,456
Allowance for Loan Losses	(7,783)	-	(884)	-	-	(6,899)
NET INTEREST INCOME AFTER LOAN LOSSES	8,356	(1,202)	-	-	-	9,558
Fee and commission income	4,843	-	-	-	-	4,843
General Expenses	(8,931)	-	-	(1,818)	574	(7,686)
Personnel Expenses + Profit Sharing	(3,029)	-	-	-	574	(3,603)
Administrative Expenses	(5,902)	-	-	(1,818)	-	(4,084)
Tax Expenses	(1,464)	109	-	-	-	(1,574)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	1
Other Operating Income/Expenses	(1,747)	-	-	-	-	(1,747)
OPERATING INCOME	1,057	(1,092)	-	(1,818)	574	3,395
Non Operating Income	35	-	-	-	-	35
NET PROFIT BEFORE TAX	1,092	(1,092)	-	(1,818)	574	3,430
Income Tax	942	1,092	-	-	-	(151)
Profit Sharing	(574)	-	-	-	(574)	-
Minority Interest	(49)	-	-	-	-	(49)
NET PROFIT	1,412	-	-	(1,818)	-	3,230

	1H11					1H11
ACCOUNTING AND MANAGERIAL			Reclassifications
RESULTS RECONCILIATION
		Tax Effect of	Credit	Amortization
(R$ Million)	Accounting	Hedge¹	Recovery²	of goodwill³	Profit Sharing	Managerial
NET INTEREST INCOME	15,130	554	1,024	-	-	13,552
Allowance for Loan Losses	(5,717)	-	(1,024)	-	-	(4,692)
NET INTEREST INCOME AFTER LOAN LOSSES	9,413	554	-	-	-	8,860
Fee and commission income	4,376	-	-	-	-	4,376
General Expenses	(7,878)	-	-	(1,552)	621	(6,947)
Personnel Expenses + Profit Sharing	(2,654)	-	-	-	621	(3,275)
Administrative Expenses	(5,224)	-	-	(1,552)	-	(3,672)
Tax Expenses	(1,487)	(89)	-	-	-	(1,398)
Investments in Affiliates and Subsidiaries	2	-	-	-	-	2
Other Operating Income/Expenses	(1,498)	-	-	-	-	(1,498)
OPERATING INCOME	2,928	465	-	(1,552)	621	3,394
Non Operating Income	169	-	-	-	-	169
NET PROFIT BEFORE TAX	3,096	465	-	(1,552)	621	3,562
Income Tax	(617)	(465)	-	-	-	(152)
Profit Sharing	(621)	-	-	-	(621)	-
Minority Interest	(34)	-	-	-	-	(34)
NET PROFIT	1,824	-	-	(1,552)	-	3,376

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

	2Q12						2Q12
ACCOUNTING AND MANAGERIAL			Reclassifications
RESULTS RECONCILIATION						Non-recurring
						events
		Tax Effect of	Credit	Amortization
(R$ Million)	Accounting	Hedge¹	Recovery²	of goodwill³	Profit Sharing		Managerial
NET INTEREST INCOME	7,419	(1,511)	551	-	-	-	8,379
Allowance for Loan Losses	(4,358)	-	(551)	-	-	-	(3,808)
NET INTEREST INCOME AFTER LOAN LOSSES	3,061	(1,511)	-	-	-	-	4,571
Fee and commission income	2,370	-	-	-	-	-	2,370
General Expenses	(4,527)	-	-	(909)	209	-	(3,826)
Personnel Expenses + Profit Sharing	(1,570)	-	-	-	209	-	(1,779)
Administrative Expenses	(2,957)	-	-	(909)	-	-	(2,048)
Tax Expenses	(619)	152	-	-	-	-	(771)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-	0
Other Operating Income/Expenses	(846)	-	-	-	-	-	(846)
OPERATING INCOME	(561)	(1,359)	-	(909)	209	-	1,498
Non Operating Income	(8)	-	-	-	-	-	(8)
NET PROFIT BEFORE TAX	(569)	(1,359)	-	(909)	209	-	1,491
Income Tax	1,351	1,359	-	-	-	-	(8)
Profit Sharing	(209)	-	-	-	(209)	-	-
Minority Interest	(18)	-	-	-	-	-	(18)
NET PROFIT	555	(0)	-	(909)	-	-	1,464

	1Q12					Non-	1Q12
ACCOUNTING AND MANAGERIAL			Reclassifications			recurring
RESULTS RECONCILIATION						events
		Tax Effect of	Credit	Amortization	Profit Sharing	0
(R$ Million)	Accounting	Hedge¹	Recovery²	of goodwill³			Managerial
NET INTEREST INCOME	8,720	309	334	-	-	-	8,077
Allowance for Loan Losses	(3,424)	-	(334)	-	-	-	(3,091)
NET INTEREST INCOME AFTER LOAN LOSSES	5,295	309		-	-	-	4,986
Fee and commission income	2,473	-		-	-	-	2,473
General Expenses	(4,404)	-		(909)	365	-	(3,860)
Personnel Expenses + Profit Sharing	(1,459)	-		-	365	-	(1,824)
Administrative Expenses	(2,945)	-		(909)	-	-	(2,036)
Tax Expenses	(846)	(43)		-	-	-	(803)
Investments in Affiliates and Subsidiaries	0	-		-	-	-	0
Other Operating Income/Expenses	(901)	-		-	-	-	(901)
OPERATING INCOME	1,619	267		(909)	365	-	1,896
Non Operating Income	43	-		-	-	-	43
NET PROFIT BEFORE TAX	1,662	267		(909)	365	-	1,939
Income Tax	(409)	(267)		-	-	-	(143)
Profit Sharing	(365)	-		-	(365)	-	-
Minority Interest	(31)	-		-	-	-	(31)
NET PROFIT	856	-		(909)	-	-	1,766

1. Fiscal Hedge: Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

2. Credit Recovery: Reclassified from lending operations to allowance for loan losses.

3. Amortization of goodwill: Reversal of goodwill amortization expenses related to Banco Real.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 2, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer